FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Cape plc Uses Magic’s Mobile Enterprise Application Platform to Create an Integrated Business Solution for the Construction Industry

PRESS RELEASE

Cape plc Uses Magic’s Mobile Enterprise Application Platform to Create an Integrated Business Solution for the Construction Industry

Cape plc Implements Magic’s Advanced Technology to Develop a Solution that Runs on Mobile Devices

Or Yehuda, Israel, February 21, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today that its mobile offering has been successfully implemented by UK-based Cape plc to develop a highly effective, integrated business solution that can run natively on any mobile device.

Cape plc used Magic’s technology to develop a fully certified mobile solution that enables its management team to access integrated data from the company’s wide range of enterprise systems, including SAP R/3, bespoke .NET applications, and multiple databases, all on a single mobile device screen. By providing an accurate, real-time view of available stock and delivery schedules, this mobile solution empowers Cape managers to reach faster, better informed decisions that drive productivity, save resources, and reduce human error.

David Jones, UK Region Head of IT at Cape plc, said: “We have been impressed by the features and proven capabilities of Magic’s mobile offering, which has enabled us to develop a solution that improves the efficiency of decision-making processes and increases responsiveness to customer requirements. Magic’s future-proof technology lets us develop our solutions, secure in the knowledge that they can run with the same feature-rich user experience on any mobile platform.”

“It is very exciting to see our vision of a Total Mobility Experience coming to life with Cape plc’s innovative solution,” says David Akka, Managing Director of Magic Software UK. “We are confident that this successful deployment will show the way forward for many more enterprises that are looking for a secure, multiplatform solution to execute their mobility strategy.”

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About Cape plc

Cape is an international leader in the provision of essential non-mechanical industrial services, principally to plant operators in the oil and gas, power generation, chemical, minerals and mining sectors and major Engineering and Construction (E&C) contractors. Cape's 19,000 people in 30 countries deliver safe, reliable, and intelligent solutions both on and offshore. International coverage extends across the UK, Gulf/Middle East, CIS, North Africa, and into the Far East/Pacific Rim.

For more information, visit www.capeplc.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Cape plc Uses Magic’s Mobile Enterprise Application Platform to Create an Integrated Business Solution for the Construction Industry

Exhibit 10.1